April 20, 2016

VIA EDGAR

Pamela A. Long, Assistant Director

Mail Stop 4631

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	BeautyKind Holdings, Inc. (the “Company”)

Offering Statement on Form 1-A

File No. 024-10524

Dear Ms. Long:

Pursuant to Rule 252(e) under the Securities Act of 1933, as amended, the undersigned, W.R. Hambrecht + Co., LLC, as the underwriter of the offering pursuant to the above-referenced Offering Statement on Form 1-A, as amended (the “Offering Statement”), hereby joins in the request of BeautyKind Holdings, Inc., that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the Offering Statement so that it may be qualified by 4:00 P.M. Eastern Time on April 20, 2016, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Commission.

Very truly yours,

W.R. Hambrecht + Co., LLC

By:	/s/ Whitney White
Whitney White
Authorized Officer